Exhibit 99.1

The Very Good Food Company Announces Record Sales from Black Friday and Cyber Monday Promotions

Black Friday and Cyber Monday holiday promotions led to a significant increase in eCommerce orders of 178% compared to the same promotion in the prior year.

Vancouver, British Columbia – December 7, 2021 – The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: 0SI) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, today reported record sales from its Black Friday and Cyber Monday eCommerce promotions and demand for plant-based Thanksgiving alternatives amid a nationwide turkey shortage. The week-long online promotional campaign led to 5,795 orders received between the US and Canada, an increase of 178% compared to orders received for the same marketing initiative in 2020.

VERY GOOD saw eCommerce sales nearly triple compared to the year prior for the same holiday promotional campaign due to increased popularity for its holiday boxes and Stuffed Beast; in addition to a longer promotion period than featured in November 2020. The Very Good Butchers’ has experienced record sales for its limited-edition Stuffed Beast, a delicious and carefully crafted plant-based meat made with a variety of seasonal vegetables and spices, leading up to the American Thanksgiving weekend. Sales data indicates that consumers purchased more of The Very Good Butchers’ products per order than last year.

“We are thrilled that the eCommerce holiday promotions around Black Friday and Cyber Monday led to stronger sales than the prior year,” said Mitchell Scott, co-founder and CEO of The Very Good Food Company. “Our ultimate goal is to make plant-based eating as easy and accessible as possible, and we’re glad to see that our promotions allowed consumers to stock up on their favorite plant-based meats.”

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

Forward-Looking Information and Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as “forward-looking information”), for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Any such forward-looking information may be identified by words such as “plans”, “proposed”, “expects”, “anticipates”, “intends”, “estimates”, “may”, “will”, and similar expressions. Forward-looking information contained or referred to in this news release includes statements relating, but not limited to: the purchasing trends of the Company’s customers including the effect of promotions thereon, the Company’s goal to make plant-based eating as easy and accessible as possible, as well as the attributes and appeal of, and consumer demand for, The Very Good Butchers products including their taste and nutritional content. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to no significant disruptions in VERY GOOD’s supply chain and distribution network including as a result of recent severe flooding in British Columbia, continued strong demand for VERY GOOD’s products, continued growth of the popularity of meat alternatives and the plant-based food industry, the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, the successful placement of VERY GOOD’s products in retail stores and continued wholesale expansion and eCommerce growth, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to obtain the necessary production equipment, the availability of labour as well as the accuracy of construction and ramp-up schedules, including the timely receipt of required permits, and accuracy of cost estimates for the commissioning of production lines at VERY GOOD’s Rupert and Patterson facilities, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with the ongoing COVID-19 pandemic, negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, availability of labour, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavourable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the registration statement on Form F-10 filed with the SEC and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

The sales numbers in this news release are unaudited based on preliminary results and are subject to customary financial statement procedures by the Company and its auditors. Actual sales results from the holiday promotions could be affected by subsequent events or determinations including potential cancellations or credits. While the Company believes there is a reasonable basis for these preliminary sales results, they involve known and unknown risks and uncertainties that may cause actual results to differ materially. These preliminary sales numbers represent forward-looking information. See “Forward-Looking Information and Statements” above.

None of the Nasdaq, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:

Mitchell Scott

Chief Executive Officer

The Very Good Food Company Inc.

Kevan Matheson

Corporate Communications and Investor Relations

Email: invest@verygoodbutchers.com

Phone: +1 855-472-9841

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